Room 4561

January 15, 2008

W. Russell Smith, III
CEO
Vsurance, Inc.
540 N Golden Circle, Suite 304
Santa Ana, CA 92705

       Re: Vsurance, Inc.
              Revised Preliminary Information Statement on Schedule 14C
              Filed January 10, 2008
              File No. 0-52279

Dear Mr. Smith:

       We have reviewed your filing and have the following comments.

Security Ownership of Certain Beneficial Owners and Management, page 4

1.   We note your response to comment 2 of our letter dated January 9, 2008. Please tell us how and when your Class E Preferred stock was authorized and issued. Please also tell us where we can locate a copy of your Articles of Incorporation and Bylaws. We note that Item 601 of Regulation S-B requires these organizational documents to be filed as exhibits to each annual and quarterly report.

2.   We note your response to comment 3 of our letter dated January 9, 2008. You indicate in your response that your shareholders obtained the consent of the necessary percentage of outstanding shares to approve the actions described in your document without any solicitation. Please provide us with a substantive analysis as to why the communications between your shareholders did not constitute a solicitation within the meaning of Rule 14a-1(l) under the Securities Exchange Act of 1934.

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       As appropriate, please amend your filing and respond to these comments within

10 business days. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Matt Crispino at (202) 551-3456 if you have questions. If you require further assistance, please contact me at (202) 551-3503.

      Sincerely,

      David L. Orlic
      Special Counsel